hastings

Your Entertainment Superstore℠


FISCAL
2003
SUMMARY

BOOKS

Books and Newsstand provides a big bookstore environment with comfortable browsing areas and an enormous selection.

MUSIC

Music and Lifestyle combines a vast selection of new and used CDs with boutique and accessory items that provide the perfect tie-in with hot-selling merchandise.

VIDEO

Rental and Sale Video, including new and used DVD and video games, has made Hastings a community destination for families and gamers.


Hastings'
Mission:
BOOKS
MUSIC
ESPRESSO • CAPPUCCINO
hastings

To be the best entertainment retailer in small-town America. We want our customers to think of Hastings as the place to gather and find entertainment merchandise to purchase, rent or trade.


BOOKS
MUSIC
VIDEO

SUMMARY
ANNUAL REPORT

This Summary Annual Report for Fiscal 2003 provides a brief overview of Hastings. To gain greater insight into the Company and its performance for fiscal 2003, please refer to the Annual Report on Form 10-K, which can be obtained by contacting Investor Relations at Hastings' headquarters or by visiting the Investor Relations section of the Company's Website at www.gohastings.com.

Serving Customers Across the Nation



Company Profile

Founded in 1968, Hastings Entertainment pioneered the concept of multimedia entertainment retailing and has become one of the nation's leaders in that field. The Amarillo, Texas-based company currently operates 149 superstores in more than 130 small and medium markets - covering 20 states. The stores, which average about 20,000 square feet, combine the sale of books, music, software, periodicals, and new and used CDs, DVDs, videotapes and video games, with the rental of DVDs, video games and video tapes. Hastings' Web site, www.gohastings.com, is one of the most complete entertainment sites on the Internet, featuring a vast array of new and used entertainment products. Hastings' stock is traded on the NASDAQ National Market under the symbol HAST.

3-Across Format Update

During the past year, we opened five new and converted 17 of our existing stores to our 3-Across format. The continued expansion of this exciting layout is being motivated by improved results. For fiscal 2003, converted stores recorded total comparable-store revenue ("Comp") increases of 6.8% compared to an increase of approximately 1% for stores not yet converted. Building on this success, we are constantly improving on the 3-Across design. During 2003, we refined the concept to make it more space efficient while offering a broader selection in the same footprint. Currently, about 36% of our stores are considered 3-Across and further expansion is planned during fiscal 2004 as we anticipate converting 16 existing stores and opening five new stores with the latest version of the layout.


VIDEO

[RENTAL & SALE VIDEO]


BOOKS

[BOOKS & NEWSSTAND]


MUSIC

[MUSIC & LIFESTYLE]

RENTAL & SALE VIDEO

Up to 30,000 DVD, video game and VHS selections for rent and up to 15,000 new and used selections for sale making Hastings video departments as large or larger than our big-name, national rental retailer competitors.

BOOKS & NEWSSTAND

Up to 68,000 book and magazine titles for a complete book store experience.

MUSIC & LIFESTYLES

Up to 67,000 music, accessory and boutique items, including new and used CDs, for sale proving that Hastings has something for everyone!

To Our Shareholders: from the President

Fiscal 2003 was a year of improvement on many levels for our Company. We posted a total Comp increase of 1.9%, which continues our trend of annual Comp increases. Merchandise Comps, driven by strong performance in our sale video and video game categories (Comp increases of approximately 18% and 34%, respectively), increased 1.7%, while rental video Comps increased 2.7% for the fiscal year. Our merchandise Comp results include a decline in music of 7.5% for the year which illustrates how our multi-media concept enabled us to continue to grow our revenues despite softness in one of our major categories. Excluding music, our merchandise Comp increase was 7.0%.

For fiscal 2003, we reported pre-tax income of approximately $6.1 million, or $0.53 per diluted share, compared to approximately $1.9 million, or $0.16 per diluted share for the prior fiscal year, which includes interest income of approximately $1.3 million from tax refunds and charges of approximately $2.6 million related to the settlement of class action lawsuits. Many aspects contributed to this two-fold increase, but none larger than two areas that I mentioned in last year's annual report, the cost of returning merchandise inventory and attendant management opportunities in our distribution facilities. During the past year we reduced our cost associated with the return and distribution of inventory by approximately $3.8 million, which includes approximately $4.2 million in settlements, in the ordinary course of business, with certain suppliers related to disputed merchandise purchases and returns. Changes made in our logistic management beginning in late fiscal 2002 as well as systems and equipment upgrades, which I will touch on later in this report, were factors in the current year improvement that will have a long-term effect on our operating efficiency. These are examples of our commitment to identify and resolve issues quickly as we continue to improve and restructure operations.

Revenue Mix for Fiscal Year 2003



20%
23%
5%
2%
6%
17%
27%

[Used and Budget-priced product revenues were 8.3% of total revenues]

Revenue Mix for Fiscal Year 2002



20%
23%
5%
3%
5%
15%
29%

[Used and Budget-priced product revenues were 6.9% of total revenues]

BOOKS | MUSIC | VIDEO | VIDEO GAMES | SOFTWARE | OTHER | RENTAL

Also during fiscal 2003, we went outside the Company to fill the position of director of inventory management with an individual that has worked in entertainment retailing for more than 30 years, including 15+ years of retail inventory management experience. This position is responsible for the integrity of inventory data, inventory management systems and overall quality of our inventory processes. Improvements in inventory management will result in increased profits, cash flow and reduce debt levels.

We're proud of our accomplishments in 2003 as many management initiatives were successfully completed. We become even more excited when we consider that most of these improvements will have their first full year of benefit in 2004 and many initiatives will continue to contribute in the years beyond. One of my favorite management axioms states, "The secret of success is constancy of purpose," and I believe these positive improvements are an example of such purpose and reaffirm our course of action we set upon in 2000: to build a strong foundation of efficiency and operational excellence. I want to personally thank all our associates for staying the course and our shareholders for your continued support.

Sincerely,

John H. Marmaduke
President
Chief Executive Officer
Chairman of the Board

Financial Highlights

(Dollar in thousands, except per share and per square foot amounts)

	January 31, 2004	January 31, 2003	January 31, 2002
OPERATING RESULTS:			
Total Revenues	$508,318	$495,394	$471,648
Gross Profit	171,536	160,854	150,090
SG&A Expenses	163,750	158,504	144,235
Operating Income	7,786	2,350	5,855
Pre-tax Income	6,062	1,891	4,017
Net Income	7,750	1,891	4,017
Pre-Tax Income Per Diluted Share	$0.53	$0.16	$0.34
Net Income Per Diluted Share	$0.68	$0.16	$0.34
Wtd Avg Diluted Shares Outstanding	11,483	11,779	11,898
BALANCE SHEET DATA:			
Merchandise Inventories, Net	$138,552	$148,395	$148,265
Long-term Debt, inculding capital lease obligations	29,844	46,712	33,432
Shareholder's Equity (Book Value)	$86,993	$79,156	$77,344
CASH FLOW DATA & OTHER RATIOS:			
Cash Flow From Operations	$73,004	$51,716	$45,314
Depreciation Expense	39,813	40,223	35,393
Capital Expenditures	$53,456	$64,664	$46,495
Inventory Turns	1.90	1.80	1.89
LT Debt/Total Cap	25.4%	37.0%	30.1%
Book Value Per Share	$7.58	$6.72	$6.50
SUPERSTORE DATA:			
Units Open at Year-end	148	146	142
Comp-Store Revenue Increases	1.9%	5.0%	4.7%
Total Selling Sq Ft	2,915,884	2,846,955	2,727,446
Total Revenue Per Selling Sq Ft	$177	$177	$173

Looking Forward in 2004

During the fourth quarter of fiscal 2003, we purchased and implemented a new product sorter (shown below) for our returns facility. The sorter has the capacity to substantially improve productivity over our previous sorting methods, which will reduce the amount of time it takes to ship the product to the vendor. We anticipate a decline in our returns center labor costs in excess of $0.4 million per year and additional savings through improvements in data and sorting accuracy of more than 50% over our old sorting processes. These improvements will ensure the product is quickly matched to the appropriate vendor and reduce shipping errors. Fiscal 2004 will be the first full year of operation of our new sorter, and we are excited about the impact on our bottom line.

TECHNOLOGY



SPEED



ACCURACY



IMPACT



Product Focus

Our unique concept affords us the opportunity to serve the needs of almost any customer and even an entire family out for a night of shopping. Look around...how many places can you find music, books, video and video game offerings together with rental video? Mix in a broad array of budget-priced and used products throughout the store and our Hard Back Café, a coffee bar featuring a broad selection of coffees, teas and food items and you have a one-stop shopping experience that is second-to-none.

A major emphasis for Hastings during 2004 will be the merging of new and used items in our main product categories. In music, for instance, the placing of new and used items for the same artist and title together in the music fixture will provide for a more straightforward shopping experience, offer wider assortments, as well as provide the customer with an immediate choice of purchasing a new or a lower-priced used item. We believe this will increase our revenues and gross profit while increasing customer loyalty.

Here is some additional information about each of our major product lines and a sample of what we have planned for 2004.


GROUNDBREAKERS
KIDS



MUSIC

During the fourth quarter of fiscal 2003, our music Comps improved with an increase of approximately 1%, our first quarterly Comp increase in this category in more than two years. These results compare to a decline of approximately 11% for the first three quarters of fiscal 2003 and a decline of approximately 9% for the fourth quarter of fiscal 2002. The music industry reported shipments of new release compact discs decreased 6% for 2003. Although this decline is primarily attributable to the continuing problem of online piracy, industry executives believe that recent trends are positive. Record companies have taken a proactive approach to the problem by implementing education efforts and enforcement programs to deal with piracy.



BOOKS

Our book Comps were up approximately 1% for the year, but improved during the fourth quarter increasing 4.7% compared to a decline of 1.1% for the first three quarters of the year and an increase of 0.7% for the fourth quarter of fiscal 2002. Results for the fourth quarter benefited from the release of such titles as *The South Beach Diet, The Da Vinci Code* and *The Purpose Driven Life.* Overall industry book sales increased 4.6% to $23.4 billion in 2003 compared to $22.4 billion in 2002.

We will be testing a used book offering program during the first quarter of fiscal 2004 as a way to increase revenues and margin and give the avid book customer a less expensive option to buying new. Industry sources state that used books represent an increasing trend and account for approximately 10% of total industry sales.


BOXED SETS
HORROR

SALE VIDEO

DVD is now the most powerful format in the home video market and with prices of DVD players dropping on an annual basis, we don't see this changing any time soon. During 2003, our revenues from the sale of this format increased 39.4% over 2002 and despite a 20.6% decline in the sale of videocassette items, which is directly attributable to the popularity of DVD, we recorded an increase in sale video gross revenues of 17.6%. The sale video industry recorded a 15.1% increase in gross revenues, driven by a 41.1% increase in DVD and a decrease of 28.6% in videocassette sales.


GAMECUBE
GEAR SOLID 3

VIDEO GAMES

During 2003, Hastings continued to progress toward our goal of dominating the video game market in the communities we serve by posting a gross revenue increase of approximately 38%, which was on top of respective increases for fiscal 2002 and 2001 of approximately 102% and 114%. During fiscal 2004, we plan to install the high-capacity interactive video game display (pictured above) in over 90 of our existing superstores as well as our five new stores projected to open during the year.



SIDELINES

Sidelines continue to be an important part of our business as trendy products and major product release tie-ins enhance the shopping experience and encourage impulse purchases which carry strong margins.



RENTAL

During 2003, DVD drove the home video rental market, however, for the rental industry as a whole, the decline in VHS rental offset the increase in DVD. According to industry sources, rental of DVD increased 52.2% for fiscal 2003 while VHS declined 28.1% during the same period. Due to the higher volume coming from VHS, the total rental market declined approximately 1% for fiscal 2003. Comparatively, our gross rentals of DVD increased 53.2% while VHS declined 31.8%. Our combination of DVD and VHS rental revenues increased 3.1% for the year.

Our gross revenue from game rentals increased 15% during fiscal 2003 compared to fiscal 2002 as our selection continues to attract gamers. A recent industry study indicates one-third of all of respondents rent games and use rental to preview a selection and make informed purchase decisions. In addition, nearly half of hardcore gamers rent at least one game per month with almost 20% renting five or more.

Corporate Information

DIRECTORS

John H. Marmaduke
Chairman of the Board

Peter A. Dallas
Banking Industry Consultant
Independent Director
Compensation Committee Member
Nominating Committee Member

Gaines L. Godfrey
President
Godfrey Ventures
Independent Director

Daryl L. Lansdale
Retired Retail Executive
Independent Director
Compensation Committee Member
Audit Committee Member
Nominating Committee Member

Ann S. Lieff
President
The Lieff Company
Independent Director
Nominating Committee Member

Stephen S. Marmaduke
Retired, Private Investor

Frank O. Marrs
Chief Executive Officer
Gupton Marrs International
Independent Director
Audit Committee Chairman
Audit Committee Financial Expert
Nominating Committee Member

Jeffrey G. Shrader, Esq.
Sprouse Shrader Smith P.C.
Independent Director
Compensation Committee Chairman

Ron G. Stegall
President
Arlington Equity Partners, Inc.
Independent Director
Audit Committee Member
Nominating Committee Member

OFFICERS

John H. Marmaduke
President
Chief Executive Officer

Dan Crow
Vice President of Finance &
Chief Financial Officer

Robert A. Berman
Vice President of Store Operations

James S. Hicks
Vice President of Product

Alan Van Ongevalle
Vice President of Information
Technology & Distribution

CORPORATE COUNSEL

Sprouse Shrader Smith P.C.
Amarillo, Texas

INDEPENDENT AUDITORS

Ernst & Young LLP
Ft. Worth, Texas

COMMON STOCK

Listed on the NASDAQ
National Market
Symbol: HAST

TRANSFER AGENT & REGISTRAR

Mellon Investors Services LLC
Overpeck Centre, 85 Challenger Rd.
Ridgefield Park,
New Jersey 07660
(800) 635-9270
www.melloninvestor.com

ANNUAL MEETING

The Annual Meeting of Hastings Entertainment, Inc. will be held at 4:00 p.m. CDT on Wednesday, June 9, 2004, at the Hastings Electronic Learning Center on the Campus of West Texas A&M University, Canyon, Texas.

As of March 30, 2004 there were approximately 2,300 holders of the Company's Common Stock, including 405 shareholders of record, and 11,363,612 shares of Common Stock outstanding. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate declaring a cash dividend in the near future.

CORPORATE HEADQUARTERS

3601 Plains Boulevard
Amarillo, Texas 79102
(806) 351-2300
Fax: (806) 351-2424
irelations@hastings-ent.com
www.gohastings.com

Forward-looking Statements. Certain statements set forth in our Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "plan," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future including statements relating to our future productivity, operating efficiency, store conversions and expansions and product offerings and other statements expressing general optimism about future operating results are forward-looking statements. Such statements are based upon management's current estimates, assumptions and expectations, which if incorrect could cause actual results to differ materially from those described herein. We undertake no obligation to affirm, publicly update or revise any forward-looking statements.


hastings
Your Entertainment Superstore SM